SIDLEY AUSTIN LLP 1501 K STREET, N.W. WASHINGTON, D.C. 20005 +1 202 736 8000 +1 202 736 8711 FAX AMERICA • ASIA PACIFIC • EUROPE +1 202 736 8715 SVONALTHANN@SIDLEY.COM Sidley Austin (DC) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships. June 26, 2024 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, N.E. Washington, D.C. 20549 Attn: Kathleen Collins Joyce Sweeney Re: GoHealth, Inc. Form 10-K for the Year Ended December 31, 2023 Form 8-K furnished May 9, 2024 File No. 001-39390 Ladies and Gentlemen: On behalf of our client, GoHealth, Inc. (the “Company”), we acknowledge receipt of the comments contained in the letter of the staff (the “Staff”) of the Securities and Exchange Commission, dated June 13, 2024, with respect to the above-referenced Annual Report on Form 10-K and Form 8-K (the “Comment Letter”). The Comment Letter requests that the Company respond within ten business days or advise the Staff when the Company will respond. As communicated to the Staff orally, the Company hereby requests an extension to respond by July 19, 2024. This additional time will enable the necessary internal review and coordination with external advisors related to the Company’s response to the Comment Letter.

Page 2 Thank you for your consideration in reviewing the above request. Please contact Sara von Althann of Sidley Austin LLP at (202) 736-8715 or Katie LaVoy of Sidley Austin LLP at (312) 853-7808 with any questions or further comments regarding the responses to the Staff’s comments. Sincerely, /s/ Sara von Althann Sara von Althann cc: Brad Burd Katie O’Halloran GoHealth, Inc.